
Super Processor
FREEDOM TO BUY

Super Processor is a financial technology company that created a new credit card network to service and support emerging, high growth and underserved industry sectors like cannabis and cryptocurrency.

These segments of the economy are not supported by the large credit card networks so Super Processor built proprietary technology to enter these markets.

In addition, we assembled a team of banking and credit card leaders to launch and scale the business.

Our initial focus is the cannabis sector which is a $28 billion market that is growing at 14-19% per year, but we are in the middle of multiple implementations into web3 and cryptocurrency segments as well.

Invest Now

OFFERING MAX

$ 5,000,000

$0 raised to date
$25,000 target minimum

Valuation	Price per Share
$70M	$ 0.68
Min. Investment	Offering Type
$510.00	Equity
Offering	Shares
Reg CF	Common



00:22

Highlights

2019

October

Installed core payment processing technology on Super Processor platform which forms the foundation of our proprietary payment processing technology.

2022

March

C-suite filled out with hiring of CFO and CTO.

April

Signed first merchant.

June

First bank partners – North Bay FCU and Gain FCU.

August

- Legal memorandum completed which demonstrates how Super Processor solutions are legal at federal and state level, and comply with all credit card regulations.
- Coin Hunt World partnership.

December

First credit card transaction successfully processed.

Overview

Super Processor is a new payment processor that can process debit, credit, and prepaid card transactions for merchants and retailers in the general market, cannabis and for the SuperNet brand. SuperNet is a credit card issuer that offers a credit card with a revolving line of credit to consumers. SuperNet is also a credit card network that runs outside of the current brands (Visa, Mastercard, Discover and American Express) and is accepted at merchants displaying the SuperNet logo – such as cannabis dispensaries.

The US cannabis market represents $28 billion in sales and is growing at 14-19% each year. Super Processor hopes to penetrate at least 10% of the cannabis market within the next 5 years.

Our plans begin with the launch of the credit card product in Q4 2022, driving distribution through general market sales channel partners, POS systems, large multi-state cannabis companies, and cannabis delivery services. We will expand our product offering to include ACH services and debit card processing to become the only payment provider in the cannabis market offering a full suite of payment services that are fully compliant with all federal and state laws and regulations.

Company Pitch Deck

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Opportunity and Landscape

The opportunities for Super Processor are significant as we grow in the payment processing space. While there is a clear opportunity in cannabis credit cards, bigger opportunities exist along three vectors –

(1) expanding product offering within the cannabis space e.g. ACH processing and debit card processing;
(2) expansion into other underserved industry segments like web3 and cryptocurrency; and
(3) driving the SuperNet card network into mainstream, general market segments.

The sum of these opportunities offers an upside that is larger than the cannabis credit card opportunity.

Super Processor competes against many other electronic payment providers who support the cannabis industry. These companies offer consumers the ability to pay using debit cards or ACH transfer. The cannabis payments market is extremely fragmented and none of these companies control a significant share of the market.

For credit card payments specifically in the cannabis space, our SuperNet product is the only card brand network that offers consumers the ability to make cannabis purchases with credit cards.

Key metrics for Super Processor's business break down along three dimensions.
First, we closely monitor customer measures like number of merchants, number of cardholders, and which customers are utilizing our products.

The second set of measures looks at the activity and return of the customers, so we look at metrics like total amount of money processed, the average revenue per dollar processed, and the average revenue per customer.

Lastly, since we are lending money to consumers, credit risk metrics are front of mind for us. Things like Charge Off Rate, % of Customers Delinquent, and Average Charge-off per Customer help us ensure we are making good decisions on this front.

Innovative Product

In a word, Super Processor's unique value is ACCESS. Our consumer credit card differs from other cards because it can be used at retailers and merchants that the major credit card networks ignore, prohibit, or underserve, like cannabis, cryptocurrency, and web3 businesses. Visa, MasterCard, American Express, and Discover do not permit their cards to be used in cannabis businesses, and are only beginning to allow their cards to be used in the crypto and web3 worlds.

Team



Michael W.K. Tsang, Co-Founder and CEO

- Michael is a 23+ year payment processing industry executive.
- He has been laying the groundwork for the cannabis industry to accept credit cards for over 14 years.
- Expert on payments, card issuing, and merchant acquiring.



dress wedding, Co-Founder and Chief Strategy Officer

- Cannabis industry icon for the last 16 years.
- Co-founder of Harborside, a large California dispensary, that went public on the Canadian Stock Exchange in 2019.
- Longtime advocate for peace and social justice.



John Pfisterer, CFO

- Finance executive with 25 years of experience in credit cards, fintech, and payments.
- Divisional CFO at Capital One for 11 years and first CFO at Paya.
- Deep experience in financial planning, risk management, and data analytics.



Debra Wohlrab, Chief Operating Officer

- 35 years of senior level experience in global financial services organizations.
- Executive at MasterCard.
- Extensive consulting background in financial strategy, product development, and compliance.



Dori Tritt, Chief Technology Officer

- Over 25 years of IT leadership experience in the ERP software industry.
- Over 20 years of consulting experience focused on system architecture, integration, data management & governance, and security.
- Began his career with PeopleSoft.

Advisors and Board Members



Yin Lin, Advisor

- Yin co-founded SheWorx, a women's event/networking platform.
- Yin advises the company on business development, investor relations, and the New York cannabis market.



Kale Inoue, Board Member

- Kale is a serial entrepreneur and the largest investor in Super Processor.
- Kale has experience as a CEO, CFO, and COO in multiple industries including e-commerce, real estate, and finance.

Press

Leading Consumer Credit Card SuperNet Joins the Stage At Benzinga's Cannabis Capital Conference

Read Article

SuperNet Welcomes John Pfisterer as CFO

Read Article

US Cannabis Market Provides Greenfield for Digital Payment Startups

Read Article

About Dress Wedding

Read Article

A Checklist for Your First Credit Card

Read Article

5 Reasons to Use Your Credit Card Instead of Debit When You're at the Register

Read Article

Use of Proceeds

Super Processor will use the proceeds from the Reg CF to launch and grow the credit card business across the United States. We expect that our offering costs will be $180,000 or 3.6% of the proceeds. Of the remaining funds, more than 50% will be used for people, technology, and other costs to operate the company.

These costs will enable Super Processor to onboard new cardholders and merchants, securely process credit card transactions while managing all the data related to the business and support the customer service and technical needs of our customers.

37% of the proceeds will fund the credit card loans that we extend to consumers which will drive the company's revenue. The remainder of the proceeds will be used for marketing to grow the company's consumer and merchant base.



Use of Reg CF Proceeds
Reg CF Offering Costs, $0.18
Operations Costs, $0.34
Marketing, $0.48
Credit Card Loans and Loan Costs, $1.85
Corporate Insurance, $0.50

Technology, $0.60
Staff, $1.05

FAQs

- Why invest in startups?
- What types of securities can I buy on this site?
- How much can I invest?
- How do I calculate my net worth?
- What are the tax implications of an equity crowdfunding investment?
- Who can invest in a Regulation CF Offering?
- What do I need to know about early-stage investing? Are these investments risky?
- When will I get my investment back?
- Can I sell my shares?
- What information does Dalmore collect from issuers related to their offering?
- What happens if a company does not reach their funding goal?
- How can I learn more about a company's offering?
- Can I cancel my investment?
- How do I contact someone from Super Processor?

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DISQUS

*Investors should always conduct their own due diligence, not rely on the financial assumptions or estimates displayed herein, and should always consult with a reputable financial advisor, attorney, accountant, and any other professional that can help them to understand and assess the risks associated with any investment opportunity. Any investment involves substantial risks. Major risks, including related to the Equity Protection and/or the potential loss of some or all principal, are disclosed in the private placement memorandum for each applicable investment. The above may contain forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in the above depending on a variety of factors. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable laws, we undertake no obligation to update any information contained above or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of the publishing of the above.

FAQs

∧ **Why invest in startups?**

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

∧ **What types of securities can I buy on this site?**

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

∧ **How much can I invest?**

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

∧ **How do I calculate my net worth?**

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

∧ **What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

∧ **Who can invest in a Regulation CF Offering?**

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings.

∧ **What do I need to know about early-stage investing? Are these investments risky?**

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

∧ **When will I get my investment back?**

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

∧ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

-to the company that issued the securities;
-to an accredited investor;
-to a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law;
-including adoptive relationships.);
in connection with your death or divorce or other similar circumstance;

∧ What information does Dalmore collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

∧ What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

∧ How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

∧ Can I cancel my investment?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email investorrelations@supernet.ai

∧ How do I contact someone from Super Processor?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investorrelations@supernet.ai